

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 3, 2006

By U.S. mail and facsimile to (920) 748-4334

Bruce P. Rounds
Vice President, Chief Financial Officer
Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry
Holdings LLC
P.O. Box 990
Ripon, WI 54971-0990

> **RE: Alliance Laundry Systems LLC, Alliance Laundry Corporation and**
> **Alliance Laundry Holdings LLC**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 9, 2006**
>
> **File Nos. 333-56857; 333-56857-01; 333-56857-02**

Dear Mr. Rounds:

        We have reviewed your response letter dated October 24, 2006 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 31

1. We have read your responses to comment 1 and comment 5 in our letter dated
    October 11, 2006 and we have also reconsidered your presentation of EBITDA
    and Adjusted EBITDA in light of your response. We have the following
    comments in this regard.

    •   Delete the subtotal Net (loss) income in your reconciliation of Adjusted
        EBITDA and EBITDA to Net cash provided by operating activities as this line
        item does not appear to be relevant to your non-GAAP liquidity measure.
    •   Based on your response, it appears that you have presented Adjusted EBITDA
        as a liquidity measure as well as because certain covenants in the Notes
        Indenture are tied to this measure. Please note that as a liquidity measure your

currently calculated Adjusted EBITDA measure does not comply with Item 10(e)(ii)(A) of Regulation S-K since certain of the "other non-recurring charges" you have eliminated required or will require cash settlement. Please confirm that in future filings any non-GAAP liquidity measures will not eliminate such charges.

- We note your response to prior comment 5 which says you will provide a discussion of the actual ratio test in your lead-in commentary. However, as indicated in the above bullet, your currently calculated non-GAAP liquidity measure, Adjusted EBITDA, does not comply with the Item 10(e) rules for use of non-GAAP financial measures. As such, we do not believe it is appropriate to reconcile this measure to any GAAP measure.

- Please confirm that you will present calculated financial ratios and tests you deem to be material in addition to the disclosure requirements set forth in Question 10 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Management's Discussion and Analysis – Results of Operations

2. We note your response to prior comment 4. Please confirm that you will disclose this clarifying information in future filings.

Note 5 – Equipment Financing and Sales of Notes Receivable, page 78

3. We note your response to prior comment 9 in our letter dated October 11, 2006. Please tell us why you believe it is appropriate to record the gain on sale of notes receivable as well as your servicing fees and interest income on beneficial interests retained in commercial laundry revenue. In this regard, we note that these amounts are material to your net income and therefore should be appropriately classified.

Note 17 – Related Party Transactions, page 98

4. We have read your response to comments 12 and 13 in our letter dated October 11, 2006. You indicate that the intrinsic value estimates prepared by management are based on forecasted cash flow projections which are used to estimate the value of the Company. With regard to the ALH stock option plan, please tell us the estimated fair value of the Company as of each balance sheet date and the resulting fair value of the common shares of ALH. Address for us any differences in the deemed fair value of the ALH shares as of each balance sheet date and the fair value of the equity interests of the Company as determined by the Acquisition. Please confirm that you will clarify in future filings that the fair value of the units acquired under the Executive Purchase Agreements are based on the actual purchase price of the Company.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3255 if you have questions regarding these comments.

Sincerely,

Nili Shah
Branch Chief